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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Lighting Science Group Corporation

Full Name of Registrant

Former Name if Applicable
1227 South Patrick Drive, Building 2A

Address of Principal Executive Office (Street and Number)
Satellite Beach, FL 32937

City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Lighting Science Group Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”) in a timely manner. As previously disclosed, the Company received comments from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) pertaining to its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 (collectively, the “2008 Form 10-Qs”). In response to the SEC’s comments, the Company amended the 2007 Form 10-K and the 2008 Form 10-Qs. Management allocated a significant amount of time, effort and resources to the preparation and filing of these amendments, which caused the Company to be unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. In addition, the Company is in the process of transitioning and consolidating its finance and accounting activities from its locations in Westampton, New Jersey and Dallas, Texas to its principal executive offices in Satellite Beach, Florida. As a result of this transition, the Company has experienced additional delays in preparing its Form 10-Q for the quarter ended March 31, 2009 and, in turn, the Form 10-Q. The Company currently expects to file its Form 10-Q for the quarter ended March 31, 2009 and the Form 10-Q within the next 30 days.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen Hamilton	(214)	382-3630

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☑

The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because we have not finalized the Form 10-Q for the quarter ended March 31, 2009, the Company is unable to provide a reasonable estimate of its second quarter 2009 results of operations. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its second quarter 2009 results of operations from its second quarter 2008 results of operations. However, the Company does not believe that period-to-period comparisons of its results of operations are necessarily meaningful, given its acquisition of Lighting Partner B.V. in the second quarter of 2008.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements related to the Company’s financial results for the quarter ended June 30, 2009 and the Company’s ability to file its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review of the Company’s financial statements for the quarters ended March 31, 2009 and June 30, 2009 and unexpected delays which the Company may incur in connection with the preparation of the Form 10-Q.

Lighting Science Group Corporation
(Name of registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2009	By:	/s/ Stephen Hamilton

	Name:	Stephen Hamilton
	Title:	Vice-President – Finance and Principal Accounting Officer